Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust Announces Filing of Final Short Form Prospectus for the
     Previously Announced Offering of Trust Units

     /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE
A VIOLATION OF U.S. SECURITIES LAW/

     CALGARY, Dec. 23 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust") announced the filing of a final short form prospectus in all provinces of Canada relating to the previously announced offering of 13 million trust units at a price of $19.40 per trust unit for total gross proceeds of approximately $252 million. The offering is being made through a syndicate of underwriters led by RBC Capital Markets and includes: CIBC World
Markets Inc., BMO Capital Markets, Scotia Capital Inc., TD Securities Inc.,
FirstEnergy Capital Corp., National Bank Financial Inc., Canaccord Financial
Ltd., Peters & Co. Limited, Macquarie Capital Markets Canada Ltd., Raymond
James Ltd., Thomas Weisel Partners LLC, and UBS Securities Canada Inc. The
Trust intends to use a portion of the net proceeds of this offering to repay bank indebtedness of $180 million which was incurred to fund the purchase of assets in the Ante Creek and other areas of Northern Alberta which was announced on December 14, 2009 and completed on December 21, 2009 and the remainder will be initially used to partially repay other outstanding bank indebtedness, thereby freeing up borrowing capacity to fund a portion of the
Trust's future capital program. Closing of the financing is expected to occur on or about January 5, 2010.
     The securities being offered by the Trust have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such
Act. This release does not constitute an offer for sale of trust units in the
U.S. and any public offering of trust units in the U.S. will be made by means of a prospectus.

     <<
     ARC RESOURCES LTD.
     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00015954E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900; ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,
Calgary, AB, T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 18:59e 23-DEC-09